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                                December 13, 2022

       Jaisim Shah
       Chief Executive Officer
       Scilex Holding Company
       960 San Antonio Road
       Palo Alto, CA 94303

                                                        Re: Scilex Holding
Company
                                                            Registration
Statement on Form S-1
                                                            Filed November 30,
2022
                                                            File No. 333-268603

       Dear Jaisim Shah:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed November 30, 2022

       Cover Page

   1. For each of the securities being registered for resale, disclose the price that the selling securityholders paid
for such securities.
   2. Disclose the exercise price of the warrants compared to the market price of the underlying security. If the
warrants are out the money, please disclose the likelihood that warrant holders will not
exercise their warrants. Provide similar disclosure in the Prospectus
                                                        Summary, Risk Factors,
MD&A and Use of Proceeds sections and disclose that cash
                                                        proceeds associated
with the exercises of the warrants are dependent on the stock price.
                                                        As applicable, describe
the impact on your liquidity and update the discussion on the ability of your company
to fund your operations on a prospective basis with your current cash on hand.
 Jaisim Shah
FirstName LastNameJaisim
Scilex Holding Company Shah
Comapany13,
December   NameScilex
              2022    Holding Company
December
Page  2   13, 2022 Page 2
FirstName LastName
3. We note the significant number of redemptions of common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that some of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of your common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your common stock.
Risk Factors, page 9

4. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of your common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales due to the lower price they paid for their shares as compared to the public investors.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
102

5. We note that your projected revenues for 2022 were $73.9 million, as set forth in the unaudited prospective financial information management prepared and provided to the
         Board, the company   s financial advisors and the SPAC in connection
with the evaluation
         of the Business Combination. We also note that your actual revenues for the nine months ended September 30, 2022 were approximately $26.1 million. It appears that you will miss your 2022 revenue projection. Please update your disclosure in Liquidity and
         Capital Resources, and elsewhere, to provide updated information about
the company   s
         financial position and further risks to your business operations and liquidity in light of these circumstances.
Overview, page 102

6. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of your common stock, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
7. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
 Jaisim Shah
Scilex Holding Company
December 13, 2022
Page 3
      highlight the fact that Sorrento Therapeutics, a beneficial owner of over 90% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use. General

8. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsors or other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsors may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 with any questions.



                                                              Sincerely,
FirstName LastNameJaisim Shah
                                                              Division of
Corporation Finance
Comapany NameScilex Holding Company
                                                              Office of Life
Sciences
December 13, 2022 Page 3
cc:       Elizabeth Razzano, Esq.
FirstName LastName